Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following presentation was made available to employees of Baker Hughes Incorporated:

2017 Stock Conversion Overview

Impact from Baker Hughes and GE Transaction

© 2014 BAKER HUGHES INCORPORATED. ALL RIGHTS RESERVED. TERMS AND CONDITIONS OF USE: BY ACCEPTING THIS DOCUMENT, THE RECIPIENT AGREES THAT THE DOCUMENT TOGETHER WITH ALL INFORMATION INCLUDED THEREIN IS THE CONFIDENTIAL AND PROPRIETARY PROPERTY OF BAKER HUGHES INCORPORATED AND INCLUDES VALUABLE TRADE SECRETS AND/OR PROPRIETARY INFORMATION OF BAKER HUGHES (COLLECTIVELY "INFORMATION"). BAKER HUGHES RETAINS ALL RIGHTS UNDER COPYRIGHT LAWS AND TRADE SECRET LAWS OF THE UNITED STATES OF AMERICA AND OTHER COUNTRIES. THE RECIPIENT FURTHER AGREES THAT THE DOCUMENT MAY NOT BE DISTRIBUTED, TRANSMITTED, COPIED OR REPRODUCED IN WHOLE OR IN PART BY ANY MEANS, ELECTRONIC, MECHANICAL, OR OTHERWISE, WITHOUT THE EXPRESS PRIOR WRITTEN CONSENT OF BAKER HUGHES, AND MAY NOT BE USED DIRECTLY OR INDIRECTLY IN ANY WAY DETRIMENTAL TO BAKER HUGHES' INTEREST.

Reserved. Rights All Incorporated. Hughes Baker 2014 ©

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Baker Hughes Stock Conversion IMAGE OMITTED Process reminders at close of transaction ▪ This is a general, high-level summary of how the long-term incentive programs and the Employee Stock Purchase Plan (“ESPP”) of Baker Hughes will be handled at the close of the transaction to combine Baker Hughes and GE Oil & Gas, as described in the Transaction Agreement and Plan of Merger dated October 30, 2016, as amended [on March 27, 2017 and as may be further amended from time to time], between GE and Baker Hughes [and certain subsidiaries of Baker Hughes]. Learn more about: – Shares you own – Unvested Stock Awards and Stock Options – Black Out Periods – Tax Considerations – Fidelity Contact Information IMAGE OMITTED

Reserved. Rights All Incorporated. Hughes Baker 2014 ©

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Shares you own IMAGE OMITTED ▪ If you purchased Baker Hughes common stock through the ESPP, or on your own, or if you have vested stock grants from the company through the long-term incentive plan, your stock and stock grants will be treated as follows: – Each share of Baker Hughes common stock you own at the time of the merger (the “Effective Time”) will be converted into one share of Class A Common Stock (“Class A Common Stock”) of Baker Hughes, a GE company (“New Baker Hughes”) – Immediately after the Effective Time, Baker Hughes will distribute as a special dividend (the “Special Dividend”) an amount equal to $17.50 per share to the holders of the Baker Hughes Class A Common Stock – The shares and the cash will be delivered directly through Fidelity – The share conversion will not be a taxable event, but the special dividend is taxable in most countries. To receive favorable tax treatment of the dividend in the United States, you will need to hold these shares at least 61days*. Non U.S. employees should complete Form W-8 at Fidelity (http://www.NetBenefits.com). Please refer to the Tax Consideration FAQs for more information on go/NewBlue 3 *Note: For the more favorable tax treatment shareholders should have held their shares for 61 days prior to the Effective Time. IMAGE OMITTED

Reserved. Rights All Incorporated. Hughes Baker 2014 ©

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Unvested stock awards and stock options IMAGE OMITTED ▪ Unvested stock awards will be treated as follows: – On the closing date, any unvested restricted stock/units granted to you by Baker Hughes prior to October 30, 2016, will fully vest and be converted into one share of Baker Hughes Class A Common Stock. – Any unvested restricted stock units granted to you by Baker Hughes on or after October 30, 2016, will be converted into an equal number of “New” Baker Hughes restricted stock units, which will vest according to the vesting schedule described in the award agreement for the original restricted stock units. – These restricted stock units are eligible to receive “dividend equivalents” accounting for the Special Dividend of $17.50 (and other accrued dividend equivalents) that will be paid through local payrolls following vesting of restricted stock unit. – The value of the stock vests and dividend equivalents are generally taxable as normal income and will have associated tax withholding through shares or cash. Refer to the Tax Consideration FAQs. – For countries where we withhold taxes at vesting, all taxes relating to the restricted stock/unit conversion will be paid via the net shares method and employees will not be able to settle taxes in cash. ▪ Stock options – On the closing date of the combination of Baker Hughes and GE Oil & Gas, any unvested stock options will fully vest. All outstanding stock options whether vested or unvested will be treated as follows: – Any outstanding stock options on the closing date will be converted into options to purchase an equal number of shares of Baker Hughes Class A Common Stock. – The exercise price of the Baker Hughes option will be reduced to reflect the Special Dividend of $17.50 per share. – Stock options may be subject to further adjustments due to U.S. tax rules. Refer to the Tax Consideration FAQs. IMAGE OMITTED

Reserved. Rights All Incorporated. Hughes Baker 2014 ©

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Blackout periods IMAGE OMITTED ▪ There will be a period of time (a “blackout” period) where you will not be able to conduct transactions on your existing Baker Hughes stock while our stock plan administrator, Fidelity, is converting Baker Hughes stock into Baker Hughes Class A Common Stock. Depending on the form of stock (ESPP Shares, restricted stock, or stock options) and whether that stock is fully vested at the time of close will impact the length of the blackout period you may experience. ▪ The blackout periods could start as early as two to three business days prior to closing of the transaction to combine Baker Hughes and GE Oil & Gas and could last up to 10 business days after closing. These blackout periods will be highlighted on your Fidelity NetBenefits account via a banner at the top of the page. An email notification will be distributed once the blackout period beings and ends. IMAGE OMITTED

Reserved. Rights All Incorporated. Hughes Baker 2014 ©

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Tax considerations IMAGE OMITTED ▪ We recognize tax impact and considerations will differ amongst our global employee population. A U.S. employee in comparison to a non-U.S. employee will experience different tax treatment on equity vesting and the special dividend payment, and each country may have different taxation obligations. You should consult with your personal tax advisor to determine how you may be impacted. ▪ Non-U.S. employees should complete Form W-8 online at Fidelity (http://www.NetBenefits.com) to ensure no U.S. tax liability is triggered and to receive appropriate year-end tax documents. The company cannot provide tax advice. Refer to the Tax Consideration FAQs. IMAGE OMITTED

Reserved. Rights All Incorporated. Hughes Baker 2014 ©

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Fidelity Contact Information IMAGE OMITTED ▪ If you have any questions, please contact a Fidelity Stock Plan Services representative. ▪ In the United States Call 1-800-544-9354 from 5 p.m. Sunday to midnight Friday, Eastern time, excluding holidays of the New York Stock Exchange, except Good Friday. ▪ Outside the United States. Dedicated representatives are available from 8 a.m. to 8 p.m. your local time, excluding holidays observed by the New York Stock Exchange, except Good Friday. For phone numbers and dialing instructions, go to Fidelity.com/globalcall. IMAGE OMITTED

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (Bear Newco, Inc. or “Newco”) has filed with the SEC a registration statement on Form S-4, including Amendments No. 1 and 2 thereto. The registration statement was declared effective by the SEC on May 30, 2017. Newco and Baker Hughes have also filed with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”) and Baker Hughes has mailed the Combined Proxy Statement/Prospectus to its stockholders and has filed other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Combined Proxy Statement/Prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of GE is contained in

GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.